Via Facsimile and U.S. Mail
Mail Stop 6010

November 3, 2008

Mr. Mike Heather
Chief Financial Officer
Prospect Medical Holdings, Inc.
10780 Santa Monica Blvd., Suite 400
Los Angeles, CA 90025

   **Re: Prospect Medical Holdings, Inc.**
     **Item 4.01 Form 8-K**
     **Filed September 5, 2008**
     **File No. 001-32203**

Dear Mr. Heather:

  We have completed our review of your Form 8-K and have no further comments at this time.

       Sincerely,


       Tabatha Akins
       Staff Accountant